Mail Stop 4561

January 25, 2007

Mr. Jeffrey L. Nash
President and Chief Executive Officer
Treaty Oak Bancorp, Inc.
101 Westlake Drive
Austin, TX 78746

> **Re:** **Treaty Oak Bancorp, Inc.**
> **Form 10-KSB for the Fiscal Year Ended September 30, 2006**
> **Filed December 29, 2006**
> **File No. 333-112325**

Dear Mr. Nash:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your disclosure in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended September 30, 2006:

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

1.   Please amend your Form 10-KSB to file a signed report from your independent accountants. Refer to Rule 2-02 of Regulation S-X.

Note 18 – Subsequent Events, page F-24

2.   To help us to better understand your disclosure, please tell us the following regarding the acquisition of Treaty Oak Holdings:

- describe the ownership of Treaty Oak Holdings immediately prior to the merger, including the names of individuals or entities and ownership percentage;
- the name and ownership percentage of Treaty Oak Bancorp of current and former directors, executive officers, and affiliates immediately prior to the merger transaction;
- describe and quantify the impact of the merger transaction on the ownership of Treaty Oak Bancorp by current and former directors, executive officers, and affiliates;
- the business purpose of the merger transaction and the benefit of the transaction to Treaty Oak Bancorp, including how you considered the related party transactions with Treaty Oak Holdings detailed in Note 12;
- how and when Treaty Oak Bancorp shareholders approved the merger transaction. We note the disclosure in your October 3, 2006 Form 8-K that completion of the merger is subject to the company's shareholders' approval;
- describe and quantify the assets acquired and liabilities assumed with the merger of Treaty Oak Holdings into Treaty Oak Bancorp; and
- describe how you accounted for the merger transaction and your basis for that treatment.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or me at (202) 551-3492 if you have any questions.

Sincerely,

John P. Nolan
Accounting Branch Chief